SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.  20549


                               FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                      ACT OF 1934 [FEE REQUIRED]

              For the Fiscal Year Ended December 31, 1995

                                  OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



                   Commission File Number 000-20371






      GULF STATES UTILITIES COMPANY EMPLOYEE STOCK OWNERSHIP PLAN
                       (Full title of the plan)






                          ENTERGY CORPORATION
                              639 Loyola
                     New Orleans, Louisiana  70113
          (Issuer and address of principal executive office)

                           Table of Contents


                                                             Page
                                                             Number
                                                             Herein

(a)Financial Statements and Supplemental Schedules:

   Report of Independent Accountants                          3

   Statement of Net Assets Available for Benefits
     as of December 31, 1995 and 1994                         4

   Statement of Changes in Net Assets Available for
     Benefits for the years ended December 31, 1995,
     and 1994                                                 5

   Notes to Financial Statements                              6

(b)Supplemental Schedules

   Item 27a - Schedule of Assets Held for Investment
     Purposes - December 31, 1995                            10

   Item 27d - Schedule of Reportable Transactions -
     December 31, 1995                                       11

   Signature                                                 12


(c)Exhibit:

     Consent of Coopers & Lybrand L.L.P.                     13

                REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustee and Participants of the Savings Plan of Entergy Corporation and Subsidiaries:

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents on page 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.







New Orleans, Louisiana
June 19, 1996

                          GULF STATES UTILITIES COMPANY
                          EMPLOYEE STOCK OWNERSHIP PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                as of December 31


                                                           1995         1994

Cash                                                            $3     $127,941

Investment in Entergy Corporation common stock,
   at fair value, 238,139 and 281,694 shares,
   in 1995 and 1994 respectively (cost of $5,531,001
   and $6,530,056, in 1995 and 1994  respectively)       6,965,566    6,162,056
                                                        ----------   ----------
Net Assets Available for Benefits                       $6,965,569   $6,289,997
                                                        ==========   ==========









See Notes to Financial Statements.


                         GULF STATES UTILITIES COMPANY
                         EMPLOYEE STOCK OWNERSHIP PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        for the years ended December 31



                                                             1995           1994
Earnings on Investments:
   Dividend Income                                            $474,921       $554,350
   Interest Income                                               1,814          1,756
                                                            ----------     ----------
                                                               476,735        556,106
                                                            ----------     ----------
Net realized and unrealized Appreciation (Depreciation)
   in Market Value of Investments                            1,793,621     (4,500,095)
                                                            ----------     ----------
Distributions:
   Cash                                                        (18,359)       (23,280)
   Securities withdrawn in kind                             (1,576,425)    (1,262,593)
                                                            ----------     ----------
                                                            (1,594,784)    (1,285,873)
                                                            ----------     ----------

Increase/(decrease) in Net Assets Available for Benefits       675,572     (5,229,862)

Net Assets Available for Benefits, Beginning of Year         6,289,997     11,519,859
                                                            ----------     ----------
Net Assets Available for Benefits, End of Year              $6,965,569     $6,289,997
                                                            ==========     ==========


See Notes to Financial Statements.


1. Summary of Significant Accounting Policies

   Basis of presentation: The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and the changes in net assets available for benefits for Gulf States Utilities Company (GSU) Employee Stock Ownership Plan (Plan).

   Benefits payable for terminations and withdrawals are included in net assets available for benefits and are charged against net assets when paid. This accounting method differs from that required in the Department of Labor Form 5500 which requires benefits payable to be accrued and charged against net assets in the period the liability arises. Net assets available for benefits as of December 31, 1995 and 1994 and the net increase in net assets available for benefits for each of the years in the two-year period ended December 31, 1995 differ from that to be reported in the Form 5500 as follows:


                                          Net Assets Available
                                              for Benefits
                                        ---------------------------

                                           1995           1994
                                        ----------      ----------
       As reported herein               $6,965,569      $6,289,997
       Accrued benefits payable           (271,188)       (159,918)
                                        ----------      ----------
       To be reported in Form 5500      $6,694,381      $6,130,079
                                        ==========      ==========


                                         Net Increase(Decrease) in
                                      Net Assets Available for Benefits
                                      ---------------------------------

                                            1995           1994
                                          --------    -----------

       As reported herein                 $675,572    $(5,229,862)
       Accrued benefits payable           (111,270)      (159,918)
                                          --------    -----------
       To be reported in Form 5500        $564,302    $(5,389,780)
                                          ========    ===========

   Investments: Investments in common stock are stated at their fair value as determined by quoted market prices on the valuation date, in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Any brokerage commissions, transfer taxes, fees and other similar expenses arising in connection with stock purchases are charged to the accounts of the affected participants. Dividend income is accrued on the ex-dividend date and subsequently reinvested to purchase additional common stock for the participants' accounts. Cash equivalents are valued at cost, which approximates fair value.

   Purchases and sales of securities are accounted for on the trade date.

   Expenses: All administrative expenses incurred by the Plan are borne by the Company. However, the Company reserves the right to have future administrative expenses paid from certain Plan assets in accordance with the terms of the Plan and applicable law.

   Tax  status:   The Internal Revenue Service has issued  a  favorable
   determination letter on August 7, 1986 stating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (Code) and is exempt from federal income taxes under
   Section 501(a) of the Code. In March 1995, GSU submitted an application for favorable determination pursuant to the Tax Reform Act of 1986 (TRA `86) for the Plan which was amended and restated. It is expected that the Plan, as amended, will comply with the provisions of TRA `86, and will continue to meet the requirements of the Code. Accordingly, no provisions for federal income taxes have been made in the accompanying financial statements.

   Use of Estimates in the Preparation of Financial Statements: The preparation of the Plan financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect reported amounts on the Statement of Net Assets Available for Benefits as of December 31, 1995 and 1994, and the reported amounts on the Statement of Changes in Net Assets Available for Benefits during fiscal years 1995 and 1994. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in 1995 Plan financial statements.

2. Summary of Plan Provisions

   The following description of the Plan is provided for general information purposes only. Plan participants should refer to the Summary Plan Description and/or Plan document for a more complete description of the Plan's provisions.

   General: The Plan is a defined contribution plan sponsored by GSU and is subject to the provisions of ERISA. The ERISA provisions set forth certain requirements for participation, vesting of benefits, fiduciary conduct for administering and handling Plan assets, and for disclosure of Plan information. At December 31, 1994, all assets of the Plan were held by Texas Commerce Bank Beaumont, N.A., as Trustee for the Plan. Effective January 1, 1995, First National Bank of Commerce (FNBC) became the Trustee for the Plan. Plan assets were transferred to FNBC in early January 1995.

   Eligibility:   The  Plan  is available to all  GSU  employees,  pre-
   merger GSU employees and post-merger employees of Entergy Operations, Inc. whose primary work location is River Bend nuclear plant. Employees become eligible to participate under the Plan on the first of the year in which the employee completes one year of service and worked a minimum of 1,000 hours.

   Contributions: All contributions to the Plan are invested in shares of Entergy common stock. The Company's "Basic Contribution" to the Plan for each Plan year is an amount equivalent to the additional 1% investment tax credit claimed by the Company on its federal income tax return. The Company's Basic Contribution is allocated to eligible participants' accounts in the form of cash and/or common stock, based on a proportion of the participant's eligible compensation during the Plan year as compared to the eligible compensation of all eligible participants (up to $100,000 per participant). No contributions of any type are required of a participant in order for the participant to receive his or her proportionate share of the Company's Basic Contribution.

   The Company may also elect to contribute to the Plan for each Plan year an amount equivalent to an additional 1/2% investment tax credit, to the extent that the Company's contribution is matched by participants' contributions. For purposes of the Plan, the Company's contribution is the "Matching Contribution" and the participants' contributions are the "Voluntary Contributions." The Voluntary Contributions are also invested in common stock and credited to the participants' accounts along with common stock attributable to the Matching Contribution. The Plan allows employees to make Voluntary Contributions to the Plan for those Plan years in which the Company elects to make a Matching Contribution. In the event the Company does not elect to make a Matching Contribution, no Voluntary Contributions will be permitted for that Plan year.

   For the Plan year ended December 31, 1995, the number of employees who participated in the Plan was approximately 718.

   As required by the Economic Recovery Tax Act of 1981 ("ERTA"), the 1% and the additional 1/2% investment tax credits, which formed the basis of the Plan, are not available to the Company for qualified investments made after December 31, 1982. At December 31, 1995, the Company had unused 1% and 1/2% additional investment tax credits which were generated prior to December 31, 1982, of approximately $12.8 million and $6.4 million, respectively. Under the provisions of ERTA, the Company will be allowed to carryforward such credits until such time as they are fully utilized to reduce the Company's tax liability, but only through 1998. Of these amounts, $4.1 million and $2.7 million, respectively, represent a reversal of tax credits which were utilized by the Company and served as the basis for its contributions to the Plan for 1982. Such reversal was necessitated by the carryback of a net operating loss generated for tax purposes during 1985 by the Company. The Company's contributions for 1982 have been, and will remain, allocated to the participants' accounts under the Plan. Accordingly, no additional contributions will be made by the Company to the Plan until the Company is able to re-utilize the reversed tax credits.

   The Internal Revenue Code of 1986, as amended (the "Code"), limits the total amount of all contributions which highly compensated employees may make to the Plan as a percentage of all contributions made by all other employees. Additionally, the Code also limits the total amount of all contributions which can be made for an employee who is a participant in any other tax-qualified, Entergy System-sponsored retirement plan.

   Vesting:   Amounts contributed by participants and the  Company  are
   fully vested at time of deposit.

   Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will receive the total share balance of their accounts.

   In-Service Withdrawals: While employed, participants may, with certain restrictions, withdraw a portion of his or her account after the participant completes an 84-month holding period or after the participant reaches age 55 and completes 10 years of Plan participation. The amount of in-service withdrawal is limited by provisions of the Internal Revenue Code applicable to the Plan and may be subject to an additional 10 percent penalty unless the participant is age 59-1/2 or older. Withdrawals from the Plan are in the form of stock certificates, plus cash for the value of any fractional share.

   Distributions Upon Separation from Service: Upon leaving the Company, participants become eligible to receive a single-sum distribution of the entire share balance of their Plan account, with certain additional provisions regarding distribution deferral of account balances in excess of $3,500 and mandatory distribution upon attaining age 70-1/2. Generally, there are tax consequences associated with receiving a distribution from the Plan, unless the taxable portion is rolled over to an individual retirement account or tax qualified. Additionally, a 10 percent penalty tax for early withdrawal applies, unless the distribution is received after age 59-1/2 or the participant satisfies one of the legal exemptions to such tax. Distributions from the plan are in the form of stock certificates, plus cash for the value of any fractional share.

                       GULF STATES UTILITIES COMPANY
                       EMPLOYEE STOCK OWNERSHIP PLAN
        ITEM 27 (a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          as of December 31, 1995


                                                                 Current
Description of Investment            Shares          Cost         Value
- ---------------------------------   ---------     ----------    ----------

Cash                                        -             $3            $3

Entergy Corporation, common stock,
                $.01 par value        238,139      5,531,001     6,965,566
                                      -------     ----------    ----------
  Total investments                   238,139     $5,531,004    $6,965,569
                                      =======     ==========    ==========

                        GULF STATES UTILITIES COMPANY
                        EMPLOYEE STOCK OWNERSHIP PLAN
               ITEM 27 (d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                    for the year ended December 31, 1995



                                        Purchase or
Description                               Selling        Cost        Gain/
                                           Price                     Loss
- ------------------------------------    ------------  ---------    ---------
Aggregate of transactions with
  First National Bank of Commerce -
  New Orleans, N.A.,  Trustee:


     Sale of 149 shares of Entergy
     Corporation common stock                4,117       3,494         623

     Purchase of 24,575 shares of
     Entergy Corporation common stock      580,865     580,865           -

     Distribution of 67,981 shares of
     Entergy Corporation common stock
     to 122 participants                         -   1,576,425           -

                               SIGNATURE


   The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   GULF STATES UTILITIES COMPANY
                                   EMPLOYEE STOCK OWNERSHIP PLAN


                                   By:  /s/ William O. VanAs
                                        William O. VanAs
                                           Director of
                                        Employee Benefits



Date: June 19, 1996

               CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the registration statement of Gulf States Utilities Company on Form S-8 (File No. 2-98011) of our report dated June 19, 1996, on our audits of the financial statements and supplemental schedules of Gulf States
Utilities Company Employee Stock Ownership Plan as of December 31, 1995 and 1994 and for the two years ended December 31, 1995 which report is included in this Annual Report on Form 11-K.





New Orleans, Louisiana
June 19, 1996